UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUART, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: January 19, 2005                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Tumi Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         Janaury 19, 2005

3.       PRESS RELEASE

         The press release was released on Janaury 19, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         January 19, 2005.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    JANAURY 19, 2005


                   TUMI ACQUIRES RIGHT TO PURCHASE 100% OF THE
          LA TRINI AND MOLOLOA SILVER-GOLD PROPERTIES, JALISCO, MEXICO

Vancouver, Canada - Tumi Resources Limited (the "Company') (TSXv - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, is pleased to announce the signing, through its 100% owned Mexican subsidiary TMXI Resources S.A. de C.V.
(TMXI), of a Letter Agreement (LA) for the right to acquire 100% interest in La Trini and Mololoa mineral properties (the "Claims") from a private owner. The Claims total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

In order for Tumi to acquire its 100% interest, Tumi must make payment installments of a total of US$500,000 over a two year term, with the initial payment being $US100,000. The owner may elect to be paid up to one half of the purchase price in common shares of Tumi. There is a finder's fee of 3.75% and it will also be paid over the two-year term of the LA. The vendor has retained a 1% NSR and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US$1,000,000. The LA is subject to acceptance of filing with regulatory authorities and satisfaction of certain conditions including, without limitation, completion of an independent due diligence study and termination of an existing royalty agreement.

The La Trini and Mololoa Properties lie within the Hostotipaquillo mining district and are underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. Rock types recorded in the La Trini area include silicic tuff, rhyolite porphyry and feldspar porphyry. The La Trini silver/gold mineralization outcrops and lies within a gently dipping, tabular, silicified rhyolite breccia and will be evaluated by the Company for open-pit mining.

At La Trini a historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc. (PAH) an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of NL Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45m. Using a 2m minimum thickness at a cut-off grade of 32 g/t silver and a tonnage factor of 2.7 mt/cub.m, a resource of 1,262,000 tonnes at a grade of 125 g/t silver and 1.24 g/t gold was calculated. Using the same calculation parameters with a cut-off grade of 125 g/t silver, the resource calculation gave 527,000 tonnes at a grade of 217 g/t silver and 2.5 g/t gold. Although PAH categorized these tonnes as reserves, the calculations are conceptual and insufficient exploration has been completed to define a NI 43-101 compliant mineral resource on the property. PAH identified two areas of concern namely the wide spaced drilling and poor core recovery in places through the mineralized intervals, giving rise to uncertainties in the grade and continuity of mineralization. The historical drilling did not delimit the margins of the silver/gold mineralization.

The rhyolite porphyry target horizon containing the Trini mineralization extends along strike for about 1,500m to the Las Higueras silver prospect where the current owner has identified a further conceptual exploration target of up to 700,000 tonnes. Tumi management believes that the entire zone covering the Trini to Higueras mineralized zones is prospective for silver/gold mineralization and will commence immediate exploration in the area. The work program will include remapping and sampling of surface outcrops, channel sampling of all accessible underground workings and large diameter Reverse Circulation drilling.

The Mololoa Claims lie several kilometres to the SE of the Trini Claims and cover a number of old silver mines such as Moola, Molola 3, Mololoa 4, Tamara, Albarradon, Camichan and Soledad. They are all located on the Mololoa vein which is more than one kilometre in strike length. Historical records show silver is present as argentite and gold occurs free or associated with pyrite. The current owner has identified an exploration target ranging from 1 million to 2 million tonnes containing silver/gold mineralization based on historical underground sampling results not available to Tumi. This target area is therefore conceptual but will be tested by Tumi with mapping, sampling and reverse circulation drilling.

Mr Henstridge stated "I look forward to the start of this exploration program. The addition of the historic Trini and Mololoa silver mining areas to our exploration portfolio fits our corporate objective of enhancing shareholder value by continuing to build silver assets within the Company"

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.v for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


On behalf of the Board                        INVESTOR INFORMATION CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO             website: www.tumiresources.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.